VIA EDGAR

February 28, 2023

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Janus Detroit Street Trust (the “Registrant”)

1933 Act File No. 333-207814

1940 Act File No. 811-23112

Dear Ms. Fettig:

This letter responds to the SOX comments that were provided by telephone on January 27, 2023 by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the Registrant’s financial statements ended October 31, 2022 on Form N-CSR and other filings. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1. SEC Comment: Regarding Form N-CEN Item C.7.n.vi, should that box have been checked for funds such as Janus Henderson Mortgage-Backed Securities ETF and any other fund that invested in TBAs or other when issued or delayed delivery transactions.

Response:

Yes, the response to Form N-CEN Item C.7.n.vi should have been checked for Janus Henderson Mortgage-Backed Securities ETF and any other fund that invested in TBAs or other when issued or delayed delivery transactions. Although each fund checked Item C.7.n. more generally, the Registrant will revise its response in future Form N-CEN filings to address Item C.7.n.vi specifically.

Janus Henderson Investors US, LLC 151 Detroit St, Denver, CO 80206 T +1(800) 525 3713 F +1(877) 319 3852 W janushenderson.com

2. SEC Comment: On Form N-CEN Item B.22 please describe in correspondence the nature and circumstances of the NAV error for the Janus Henderson International Sustainable Equity ETF, associated internal control implications, and mitigating actions if any.

Response:

The NAV error that was reported for Janus Henderson International Sustainable Equity Fund ETF (the “Fund”) was caused by a basket rounding issue due to minimum holding requirements in relation to certain securities held by the Fund, that resulted in unintended position weightings when the Fund’s net assets increased due to a significant shareholder inflow in September 2021. The NAV error did not result in reprocessing of shareholder activity, and the Adviser reimbursed $51,173 the Fund for losses resulting from trading activity to realign the position weighting as intended. The Registrant reported the reimbursement in the financial statements for the Fund and subsequently implemented additional controls to mitigate risk of error recurrence.

3. SEC Comment: For Janus Henderson Small Cap Growth Alpha ETF and Janus Henderson Small/Mid Cap Growth Alpha ETF regarding the Management Discussion of Fund Performance (“MDFP”) on Form N-CSR, in future filings please enhance the MDFP for these funds to discuss the investment strategies and techniques used.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure for these funds in future filings accordingly.

4. SEC Comment: For funds that invest their securities lending collateral in the Janus Henderson Cash Collateral Fund (“CCF”), please explain in correspondence whether the CCF is invested in cash or cash equivalents as defined in Rule 18f-4.

Response: As a preliminary matter, “cash and cash equivalents” is not defined in Rule 18f-4, however, in the release adopting Rule 18f-4 the Commission indicated that the term encompasses cash equivalents as defined by U.S. generally acceptable accounting principles (“U.S. GAAP”) as including “short term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates,” and also includes certain Treasury securities, agency securities bank deposits, commercial paper and shares of money market funds. (See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Rel. No. IC-34084 (Nov. 2, 2020) at 224).

The principal purpose of the CCF is to conduct investment activities to seek capital preservation and liquidity and current income as a secondary objective and any business or activities incidental to or in support of such investment activities. The CCF is managed in accordance with applicable requirements of Rule 12d1-1 and other rules applicable to unregistered money market funds under the Investment Company Act of 1940, as amended. As of September 30, 2022 the CCF invested 65.5% in repurchase agreements maturing on October 3, 2022, 19.9% in U.S. Agency Discount Notes maturing on or before December 1, 2022, 2.2% in U.S. Treasury Bills maturing on October 25, 2022, and 12.5% in Variable Demand Notes with stated maturities beyond 90 days, but which are payable on demand. Further, as of September 30, 2022 the CCF had a weighted average maturity of 6.5 days. As such the Registrant believes that the CCF is invested in cash or cash equivalents.

5. SEC Comment: For Janus Henderson AAA CLO ETF and Janus Henderson B-BBB CLO ETF, the Staff notes that for categorization of the schedule of investments (“SOI”), the category is CLO with no sub-categorization. The Staff also notes that following the SOI there is a summary of investments by country. The question is whether there is a way to further categorize CLOs by a sub-category that could show any significant concentration of credit risk. Could CLOs be categorized by industry to show whether there is a credit risk in any particular industry?

Response: The Registrant acknowledges the Staff’s comment and will include the credit quality of its fixed income holdings as a percentage of total investments in the “Fund At a Glance Section” of its shareholder reports.

6. SEC Comment: For the SOI where there is disclosure regarding other investment companies in future filings please disclose the class of shares held by those investment companies.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

7. SEC Comment: In future filings please consider including explanatory language describing the relationship between the derivatives disclosure and the amounts in the balance sheet for centrally cleared derivatives.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

8. SEC Comment: Regarding the Notes to financial statements, in future filings in the investment valuation note, please disclose how investments in investment companies, such as money market mutual funds, are valued.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

9. SEC Comment: Form N-CSR was updated to include Item 4(i) and (j), please use the updated Form N-CSR in future filings and include placeholders going forward and indicate N/A as applicable.

Response: The Registrant notes that the response to Item 4(i) and (j) for this filing is not applicable. The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

10. SEC Comment: Regarding Item 4(b) of Form N-CSR for audit related fees, please include a description of the services for the fees in future filings as applicable.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

11. SEC Comment: Regarding prospectus risk disclosures for Janus Henderson Short Duration Income ETF, the Staff notes a generic sector risk disclosure and that the fund has had significant investments in the financial sector for the past three years. Please include risk disclosure specific to the financial sector in the prospectus.

Response: Registrant acknowledges the Staff’s comment and will update its prospectus disclosure to move the Financial Services Sector Risk from the Statement of Additional Information to the prospectus during its next annual registration statement update.

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Please do not hesitate to contact me at 303-336-7903 if you have any questions concerning the foregoing.

Respectfully,

/s/ Cara Owen

Cara Owen, Esq.

Secretary of the Registrant

cc:	Eric S. Purple, Esq.

Stephanie Bullington

Jesper Nergaard